UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

NO ACT
P.E. 12-11-01

1-02189

January 29, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/29/2002

Brian Smith
Divisional Vice President
Domestic Legal Operations
and Assistant Secretary
Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Re: Abbott Laboratories
Incoming letter dated December 11, 2001

Dear Mr. Smith:

This is in response to your letter dated December 11, 2001 concerning the shareholder proposal submitted to Abbott Laboratories by Mr. Ronald Friedman. We also have received a letter from the proponent dated December 15, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Ronald Friedman
5743 Theobald Road
Morton Grove, IL 60053-3047

ABBOTT

RECEIVED

DEC 12 2001

Brian J. Smith
Divisional Vice President
Domestic Legal Operations
and Assistant Secretary

Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Telephone: (847) 937-6472
Facsimile: (847) 938-1206

December 11, 2001

1934 Act/Rule 14a-8

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Ronald Friedman

Dear Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Ronald Friedman from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which the we expect to file in definitive form with the Commission on or about March 12, 2002.

We received a notice from Mr. Friedman, dated October 9, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

> Shareholders request that the board of directors grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits for the chief executive officer and its four other most highly paid executive officers, if it or any of it's subsidiaries paid any fine in excess of ten million dollars.
>
> A subsidiary is defined as a company in which Abbott has at least a 50% equity or voting interest.

Statement in Support of Proposal

Abbott and its subsidiaries have recently been subject to large fines in excess of $100 million. If the government's cause of action is for a small amount and does not warrant management's attention, ten million dollars is allowed for those cases. But settling for any amount over ten million dollars implies guilt and that management did not properly do its job. Mr. Miles White says he is accountable at the annual meetings but his compensation remains relatively constant while the fines pile up. This resolution will truly help to make Mr. White truly accountable.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify him of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from Abbott's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted under Rule 14a-8(b) as the Proponent has Failed to Meet the Eligibility Requirements for Submitting Proposals under Rule 14a-8

We believe that we may properly exclude the Friedman proposal because the Proponent has failed to meet the requirements of Rule 14a-8. By letter dated October 22, 2001 and received by the Proponent on October 23, 2001 (a copy of which is attached as Exhibit B), we notified the Proponent, pursuant to Rule 14a-8(f), that he was required to provide us with a written statement that he intended to continue to hold his Abbott shares through the date of Abbott's annual meeting of shareholders on April 26, 2002. Mr. Friedman responded to our request with a letter dated October 23, 2001 (a copy of which is attached as Exhibit C), in which he stated that he "intended to hold at least one share of Abbott through the date of Abbott's Annual Shareholders Meeting." Abbott has approximately 1,553,656,139 shares of common stock outstanding and the market value of our shares is currently approximately $55.00 per share.

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year and continue to hold those securities through the date of the shareholders meeting.

The Staff has on numerous occasions has permitted the omission of a shareholder proposal from proxy materials where a proponent failed to provide written notification to the company of his or her intent to hold the company's shares that satisfy the minimum holdings requirement through the date of the annual meeting. See, e.g., Exxon Mobil Corporation (January 23, 2001); The Coca-Cola Company (January 8, 2001); and New Jersey Resources Corp. (December 3, 1997).

On July 13, 2001, the Staff issued a Staff Legal Bulletin regarding Rule 14a-8, which stated:

> If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if
>
> - within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
>
> - the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds **but does not cure the eligibility or procedural defect(s)**.

(Staff Legal Bulletin No. 14, section C.6, July 13, 2001) (emphasis added).

As stated above, pursuant to Rule 14a-8(f), we promptly notified Mr. Friedman of his obligation to send us a written statement that he intended to hold his Abbott shares until our annual meeting of shareholders and, although he responded to our letter, his statement does not satisfy the requirements of Rule 14a-8(b)(2). One share is far under the eligibility requirement provided for in this Rule.

We believe that, consistent with the Staff's positions in the letters cited above and the Staff Legal Bulletin No. 14, the proposal may be excluded from our 2002 Proxy under Rule 14a-8(b)(2) because Mr. Friedman failed to submit the proper written statement that he intends to hold a sufficient number of Abbott shares through the date of Abbott's annual meeting of shareholders even though we specifically informed him of his obligation to do so as required by Rule 14a-8(f).

II. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 as it is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The statements made in support of the Proponent's proposal contains numerous factual errors that are both false and misleading. In addition, the Proponent provides no factual support for his statements.

> *But settling for any amount over ten million dollars implies guilt and that management did not properly do its job.*

This statement contains an unsupported generalization that is clearly false and misleading. Proponent provides no factual support for his statement that "settling for any amount over ten million dollars implies guilt." This is clearly untrue. There are many reasons why a company would choose to settle a dispute even if it were not guilty of an alleged action, and choosing to settle for over ten million dollars does by no means suggest guilt. Nor would settling for an amount over ten million dollars necessarily mean that management did not properly do its job. Proponent's statement is meant to mislead shareholders.

Proponent's supporting statement also violates Rule 14a-9 because it falsely and without any support suggests that Mr. White is guilty of mismanagement and is not "accountable." Note 3 to Rule 14a-9 expressly singles out "(m)aterial which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" as material that may be misleading within Rule 14a-9, depending on the facts and circumstances. This is clearly what Proponent is attempting to accomplish.

Finally, the proposal is vague and misleading in that, read literally, it would ask that Abbott never take any of the prohibited compensatory actions if it or its subsidiaries had ever paid fines over $10 million. While the supporting statement would misleadingly lead shareholders to believe that it was directed at present management, it is in fact entirely open-ended as to time.

Proponent's supporting statement thus contains unsupported false and misleading statements. Accordingly, it is my opinion that the proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

III. The Proposal may be Properly Omitted Under Rule 14a-8(i)(8) as it Relates to an Election of a Director

Rule 14a-8(i)(8) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement if "the proposal relates to an election for membership on the company's board of directors…." The proposal and the supporting statement clearly is directed against Mr. White, who is currently a director and is expected to be nominated by Abbott's board of directors for reelection as a director, by questioning his ability to manage Abbott.

The Staff has permitted the omission of a shareholder proposal from proxy materials where the proposal calls into question the qualifications of an executive who is also a director standing for reelection. See, e.g., Black and Decker Corporation (January 21, 1997) and Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996).

The Staff, in a letter to Great Atlantic & Pacific Tea Company, agreed that a proposal submitted to that company could be excluded because it related to a reelection of a director, stating "it would appear that the actions contemplated by the proposal as well as certain contentions made therein question the business judgment, competence and service of the Company's chief executive officer who may stand for reelection as a director." Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996). The Proponent's proposal clearly calls into question Mr. White's management ability and thus would have the effect of dissuading Abbott's shareholders from voting in favor of Mr. White's reelection as a director.

Because Mr. White is expected to be nominated for reelection at Abbott's 2002 annual meeting of shareholders, the proposal relates to an "election for membership on the company's board of directors" because it in effect opposes Mr. White's reelection. Therefore, the proposal is excludable under Rule 14a-8(i)(8).

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847)937-6472 or John Berry at (847)938-3591. We may also be reached by facsimile at (847) 938-1206 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Brian J. Smith

BJS:pk

Enclosures

EXHIBIT A

(847) 966-8513
5743 Theobald Road
Morton Grove, IL 60053-3047
October 9, 2001

Mr. Jose M. De Lasa
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Dear Mr. De Lasa:

I would like the following resolution included in Abbott management's proxy statement to shareholders.

Shareholders request that the board of directors grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits for the chief executive officer and its four other most highly paid executive officers, if it or any of it's subsidiaries paid any fine in excess of ten million dollars.

A subsidiary is defined as a company in which Abbott has at least a 50% equity or voting interest.

Statement in Support of Proposal

Abbott and its subsidiaries have recently been subject to large fines in excess of $100 million. If the government's cause of action is for a small amount and does not warrant management's attention, ten million dollars is allowed for those cases. But settling for any amount over ten million dollars implies guilt and that management did not properly do its job. Mr. Miles White says he is accountable at the annual meetings but his compensation remains relatively constant while the fines pile up. This resolution will truly help to make Mr. White truly accountable.

I am a shareholder of Abbot Laboratories with my shares held at Equiserve.

Please let me know if you have any questions.

Sincerely yours,

Ronald Friedman

OCT 17

EXHIBIT B

ABBOTT

Legal Division

Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049
Telephone: (847) 937-6472
Telecopier: (847) 938-1206

October 22, 2001

Mr. Ronald Friedman
5743 Theobald Road
Morton Grove, IL 60053-3047

Dear Mr. Friedman:

This letter acknowledges timely receipt of your shareholder proposal. We await receipt of your written statement that you intend to continue to hold your Abbott shares through the date of Abbott's Annual Shareholders Meeting which will be held on April 26, 2002. Please note, under the rules of the Securities and Exchange Commission, Abbott will not be required to include your proposal in the proxy materials unless you provide your written statement within 14 calendar days of your receipt of this letter.

Very truly yours,

Brian J. Smith
Divisional Vice President
Domestic Legal Operations
and Assistant Secretary

BJS:pk

EXHIBIT C

(847) 966-8513
5743 Theobald Road
Morton Grove, IL 60053-3047
October 23, 2001

Mr. Brian J. Smith
Divisional Vice President
Domestic Legal Operations
And Assistant Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

Dear Mr. Smith:

I received your letter of October 22, 2001 acknowledging timely receipt of my shareholder proposal and request for additional information on October 23, 2001. I intend to hold at least one share of Abbott through the date of Abbott's Annual Shareholders Meeting which will be held on April 26, 2002.

Please let me know if you have any questions.

Sincerely yours,

Ronald Friedman

ABBOTT

Brian J. Smith
Divisional Vice President
Domestic Legal Operations
and Assistant Secretary

Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60064-6049

Telephone: (847) 937-6472
Facsimile: (847) 938-1206

December 11, 2001

Ronald Friedman
5743 Theobald Road
Morton Grove, IL 60053-3047

Dear Mr. Friedman:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, enclosed please find a copy of a no-action request letter to the Securities and Exchange Commission, which also serves as notification to you of Abbott Laboratories' intention to omit your shareholder proposal dated October 9, 2001 from Abbott's 2002 proxy materials.

Very truly yours,

Brian J. Smith

BJS:pk

Enclosures

(847) 966-8513
5743 Theobald Road
Morton Grove, IL 60053-3047
December 15, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by Ronald Friedman

Dear Ladies and Gentlemen:

This is in reply to Mr. Brian J. Smith letter of December 11, 2001 seeking no enforcement action if my proposal is not included in Abbott's proxy. I have addressed each of his points.

I. The Proposal may be Properly Omitted under Rule 14a-8(b) as the Proponent has Failed to Meet the Eligibility Requirements for Submitting Proposals under Rule 14a-8.

I will state for the record that I will continue to own a minimum of $2,000 of Abbott Laboratories shares. I currently own 155.051 shares of Abbott worth approximately $8,527.80 assuming a price of $55 per share. This assumes that the price does not fall below $12.90.

II. The Proposal may be Properly Omitted Under Rule 14a-8(I)(3) and Rule 14a-9 as it is Materially False and Misleading

Mr. Smith's interpretation of my statement is totally incorrect. I made no nonfactual or misleading statements. I used the word implies. A reasonable person can draw his or her own conclusion. Following Mr. Smith's logic, any statement questioning management would be considered inaccurate and therefore false. At the annual shareholders meeting Mr. White, says he is accountable, but I do not feel he is when Abbott has paid a fine of $100 million and a 50% owned subsidiary paid

a fine in excess of $750 million. I am not questioning his character, just how he is compensated. The United States Government apparently felt Abbott and it's 50% owned subsidiary did something wrong to fine them such large amounts. Mr. Smith does not address the real facts.

Mr. Smith is correct in his reading that if Abbott ever pays a fine in excess of $10 million, the prohibited compensation applies to the future. I want to help shape future behavior.

Again, Mr. Smith's opinion that my proposal should be excluded on these grounds is incorrect, as my statements are not false or misleading.

III <u>The Proposal may be Properly Omitted Under Rule 14a-9(I)(8) as it Relates to an Election of a Director</u>

My proposal does not relate to Mr. White's election as a director. The statement is not directed against Mr. White. The statement is directed at changing management's behavior so the company does not pay large fines in the future. Once again, Mr. Smith is misreading and misinterpreting my statements.

IV <u>Conclusion</u>

My proposal is to encourage management to run Abbott in such a way that it does not get fined in excess of $10 million. It is also to hold management to the statements it makes. Mr. Smith has maliciously twisted my statements to fit his precedents. But a reasonable person would find my proposal a legitimate business question, suitable for inclusion on the proxy statement. Therefore, if Abbott decides to leave my proposal off it's proxy statement, the Securities and Exchange Commission should commence an enforcement action against them.

Please let me know if you have any questions. My telephone number and E-mail address are at the top of the letter. Thank you for your consideration.

Sincerely yours,

Ronald Friedman

Cc: Brian J. Smith, Abbott Laboratories

(847) 966-8513
5743 Theobald Road
Morton Grove, IL 60053-3047
December 15, 2001

Mr. Brian J. Smith
Divisional Vice President
Abbott Laboratories
100 Abbott Park Road
Dept. 032L, Bldg. AP6D
Abbott Park, IL 60604-6049

Dear Mr. Smith:

I intend to hold a minimum of $2,000 of Abbott shares until the annual meeting of shareholders.

I do not agree with your or Mayer Brown & Platt's interpretation of Rule 14.8 and have asked the SEC to commence an enforcement action against Abbott if you leave my proposal off the proxy statement.

Sincerely yours,

Ronald Friedman

Cc: Securities and Exchange Commission

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 11, 2001

The proposal requests that the board of directors "grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits for the Chief Executive Officer and its four other most highly paid executive officers, if it or any of its subsidiaries paid any fine in excess of ten millions dollars."

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

Sincerely,

Grace K. Lee
Attorney-Advisor